Filed Pursuant To Rule 433

Registration No. 333-139016

January 14, 2008

Warehousing bullion for gold’s supermarket

As metal hits new highs, exchange-traded fund’s $18 billion cache only grows

By John Spence, MarketWatch

January 11, 2008

BOSTON (MarketWatch) — Imagine being forced to buy gold in such quantities that you run out of adequate space to warehouse all of it.

That’s been the high-class challenge confronting the folks at StreetTracks Gold Shares, a wildly popular exchange-traded fund so awash in investor cash that its backers recently scrambled to find a bigger vault to accommodate their ever-growing horde of the precious metal, now valued at $18 billion.

Surging gold prices and ravenous investor demand have unleashed massive inflows at ETFs such as StreetTracks, whose booming holdings now surpass those owned by China and other sovereign nations. The stunning rally in precious metals appears to know no boundaries as gold futures continued an inexorable rise, with prices touching the vaunted mark of $900 an ounce on Friday for the first time.

Investors in StreetTracks Gold Shares (GLD) have profited handsomely. The fund, shares of which represent fractional ownership of gold bars held in a vault, was a top performer in 2007 and it gained about 20% the past three months.

First listed in November 2004, StreetTracks Gold Shares has been one of the most successful ETF launches in the commodities boom of recent years. Now the nation’s sixth-largest ETF in assets, the fund owes its riches not only to investor anxiety that pumps up gold but also to its relatively low cost structure and the convenient way it turns ordinary people into gold bugs.

“Gold ETFs have facilitated the entry of players who do short-term trading, which tends to add to the snowballing effect,” said Jon Nadler, analyst at Kitco Bullion Dealers in Rouses Point, N.Y. The ETF lets the “man on the street” trade gold, he said.

ETFs are a kind of mutual fund that trades like a stock, allowing investors to pop in or out of them with ease throughout a single day’s trading session.

Gold is traditionally seen as an inflation hedge and insurance against disaster, and some of the metal’s bulls are calling for prices to hit $1,000 an ounce in 2008.

Still, gold prices are notoriously volatile and many have lost their shirts speculating on the yellow metal. Some financial advisers do however recommend keeping a small portion of a portfolio in gold, perhaps in the 5% neighborhood, as a hedge against inflation and for diversification purposes against stocks and bonds.

The lower fees charged by gold and mining ETFs in comparison to traditional mutual funds have only increased their allure. Gold funds provide what some consider a purer alternative to vehicles that specialize in mining stocks, which bear additional corporate risk and are often more volatile than gold prices themselves.

Top gold reserves: Nations and ETFs

United States	8,134 metric tons
Germany	3,417 metric tons
France	2,622 metric tons
Italy	2,452 metric tons
Switzerland	1,166 metric tons
Japan	765 metric tons
STREETTRACKS ETF	642 metric tons
Netherlands	625 metric tons
European Central Bank	605 metric tons
China	600 metric tons
Russia	438 metric tons

Indeed, the total amount of gold held in the StreetTracks trust stood this week at 642 metric tons, according to the fund. (One metric ton is equivalent to 1,000 kilograms or about 2,205 pounds.) That’s more than the gold reserves held by many national governments, including China, Russia, the European Central Bank and the Netherlands, according to data compiled by the World Gold Council, the trade group that sponsors StreetTracks Gold Shares.

To put that figure into perspective, about 3,400 metric tons of gold is sold each year for commercial production, mostly jewelry, and industrial uses.

Because the StreetTracks reserve expanded faster than expected, its managers had to move the stores to a bigger vault about six months ago to make more room, says George Milling-Stanley, a spokesman for the gold council.

One share owned in the fund, trading on the NYSE Arca exchange, represents one-tenth of an ounce of gold held in a London vault in the custody of HSBC Bank. The ETF has an expense ratio of 0.4% vs. an average of 1.5% among precious-metals mutual funds, according to Morningstar Inc.

There are other ETFs listed in the U.S. and overseas that track gold or mining stocks, but StreetTracks Gold Shares are by far the largest in terms of their physical assets.

Got gold

The StreetTracks gold vault, located on the outskirts of London, is owned by HSBC and the gold ETF’s share of the vault is sizable but “not quite as big as a cricket pitch.” Milling-Stanley of the World Gold Council visits the vault twice a year for due diligence purposes. The cache is also weighed semiannually by the fund’s independent auditor, Deloitte & Touche.

A spokeswoman for HSBC declined to provide vault details, citing security policies.

One of the reasons the gold ETF has been so popular with both individual and institutional investors is that it removes the work and costs of buying and storing the metal. Some observers think the ETF’s ease of trading and liquidity are having a market impact and helping drive gold prices higher.

ETFs that hold physical gold have allowed pension funds and other institutions a vehicle to gain exposure to a metal they otherwise would be prohibited by charter from owning. This has created an entirely new body of demand for gold.

“We knew there was tremendous demand for gold in a tradable form, and the gold ETF’s growth has been very impressive,” said Anthony Rochte, senior managing director at State Street Global Advisors, the marketing agent for StreetTracks Gold Shares. “Gold was one of the most-requested asset classes for ETFs and it’s popular because investors can trade gold on an exchange.”

However, the sheer size of the gold ETF could end up being a double-edged sword. What happens if pension funds and trading desks decide to cash out profits and dump hundreds of tons of gold onto the market?

“The ETF could magnify the slide as much as it’s impacted the rally, “Nadler said. “The gold ETF really hasn’t been tested in a dramatic downward phase.”

Still, some say claims that StreetTracks Gold Shares are single-handedly driving the metal’s price higher are overblown. They note the gold market was rallying even before the ETF was launched, while it’s difficult to measure its impact on prices.

“It’s not correct to say gold’s rise is solely due to the ETF,” said Milling-Stanley, the World Gold Council official. He also pointed out there are other similarly structured gold ETFs listed on foreign exchanges.

Collectively, these ETFs hold roughly between 850 to 880 metric tons of gold. StreetTracks Gold Shares were listed in late 2004 and started the rush of assets into gold ETFs. Over the past three years global demand for gold has totaled about 10,000 metric tons, implying that gold ETFs accounted for less than 10% of demand during that period, according to Milling-Stanley.

Other precious-metals ETFs

StreetTracks Gold Shares is but the most prominent of several ETFs designed to track the metal, as well as shares of mining companies. Managed by Barclays Global Investors, the smaller iShares Comex Gold Trust (IIAU) with about $1.6 billion in assets also invests in physical gold.

Other ETFs investing in precious metals and mining stocks include Market Vectors Gold Miners ETF (GDX), PowerShares DB Gold (DGL), SPDR S&P Metals & Mining (XME), iShares Silver Trust (SLV), PowerShares DB Precious Metals (DBP) and PowerShares DB Silver (DBS).

Some of these offerings are structured as trusts rather than “true” ETFs, meaning they’re not registered as an investment company under the Investment Company Act of 1940.

Investors should be aware that the tax treatment on gains from physical metal isn’t the same as with stocks.

The IRS treats physical gold as a “collectible,” subject to a maximum tax rate of 28% if held for more than one year, compared with 15% for long-term gains on stocks. If a gold ETF is sold in less than a year, any gains are taxed as ordinary income. As always, investors are best served by consulting a tax adviser

Also, some ETFs that hold metal in a vault may sell gold to cover fees and expenses, so the amount of gold represented in a share may decrease over time.

Precious-metal ETF performance

Fund	3 months	1 year
StreetTracks Gold Shares	21%	46%
iShares Comex Gold Trust	20%	46%
Market Vectors Gold Miners ETF	13%	45%
PowerShares DB Gold	19%	42%
SPDR S&P Metals & Mining	-3.2%	36%
iShares Silver Trust	19%	30%
PowerShares DB Precious Metals Table sources: World Gold Council, Morningstar Inc.	19%	37%

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streetTRACKS® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.